1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver,
sacramento, walnut creek

tokyo, london, brussels,
beijing, shanghai, hong kong

December 6, 2010	Writer’s Direct Contact 212.468.8088 Nevans@mofo.com
David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Presidential Realty Corporation Schedule 13E-3 File No. 005-34516 Preliminary Proxy Statement on Schedule 14A File No. 001-08594
Dear Mr. Orlic:
On behalf of our client, Presidential Realty Corporation (the “Company”), we are filing today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”) and a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Below, we provide responses to the comments raised by the staff (the “Staff”) in its comment letter dated September 23, 2010. We have indicated the comments from the Staff in bold face type and the responses in regular type.
Schedule 13E-3
General
1.	We note the large equity position held by directors and officers of your company. We also note that, in connection with the Plan of Liquidation proposal, Mr. Viertel and Mr. Baruch have agreed to acquire from the company the outstanding Ivy Consolidated Loans with a balance of more than $3.6 million for $100,000. Please tell us what consideration was given to whether these directors and officers are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For additional guidance, see Interpretative Response 201.05 of our Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

David L. Orlic
December 6, 2010
Page Two
Amendment No. 1 to the Schedule 13E-3 includes all directors and executive officers as filing persons except Ms. Delgado. Each of the officers of the Company other than Ms. Delgado is also a director of the Company and owns a significant amount of Presidential stock. As Ms. Delgado is neither a director nor a significant owner of Presidential stock nor was she involved in the determination to seek approval of a plan of liquidation, we do not believe that she should be included as a filing person.
2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of SEC Release No. 34-17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing person, and this fact should be reflected in the disclosure. In addition, ensure that each new filer signs the Schedule 13E-3.
Please see Amendment No. 1 to the Schedule 13E-3. See also “Special Factors—Reasons for the Plan of Liquidation,” “Special Factors—Recommendation of the Special Committee of the Board” and “Special Factors—Recommendation of the Presidential Board” in the Proxy Statement.
Item 2. Subject Company Information, page 1
3.	The information you have disclosed in paragraph (c), (d) and (f) of this item must be included in your proxy statement. Revise your proxy statement accordingly. See Rule 13e-3(e)(1)(v) under the Exchange Act.
Please see the information under “Market for Presidential Common Stock and Related Stockholder Matters” in the Proxy Statement.
Item 3. Identity and Background of Filing Persons, page 2
4.	The information disclosed in Item 3(b) is required to appear in your proxy statement. See Rule 13e-3(e)(1)(v) under the Exchange Act.

David L. Orlic
December 6, 2010
Page Three
Please see the information under “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers — Additional Information about Directors, Officers and Other Affiliates” in the Proxy Statement.
5.	Please provide the information required by Item 1003(c)(5) of Regulation M-A.
Please see the information under “Special Factors—Certain Transactions and Possible Effects of the Approval of the Plan of Liquidation upon Directors and Officers — Additional Information about Directors, Officers and Other Affiliates” in the Proxy Statement.
Item 4. Terms of the Transaction, page 2
6.	Please tell us how you intend to comply with Item 1004(a)(2)(ii) of Regulation M-A, or advise.
We believe that the Proxy Statement complies with the requirements of Item 1004(a)(2)(ii) of Regulation M-A. Although the Company cannot determine or state a fixed amount of consideration until its assets are sold and its liabilities are satisfied or provided for, the methodology for determining the consideration to be received by stockholders in the liquidation is described in the Proxy Statement. The most complete description of such consideration is set forth under “Special Factors—Expected Distributions.”
7.	Please provide the complete statement required by Item 1004(e) of Regulation M-A in your proxy statement.
Please see the information under “Special Factors—Provisions for Unaffiliated Stockholders; Unavailability of Appraisal or Dissenters’ Rights” in the Proxy Statement.
Item 13. Financial Statements, page 6
8.	You appear to be relying on Instruction 1 to Item 13, but you have not provided summary financial information in your proxy statement. Please advise.
Please see “Summary Financial Information” in the Proxy Statement.
Preliminary Proxy Statement on Schedule 14A
General
9.	Please clearly mark your preliminary proxy statement and forms of proxy as “Preliminary Copies.” See Rule 14a-6(e)(1) under the Exchange Act.
Please see the first page of the Proxy Statement.

David L. Orlic
December 6, 2010
Page Four
10.	Please disclose whether your board of directors reasonably believes that the proposed liquidation is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and Q&A No. 21 in SEC Release No. 34-17719 (April 13, 1981).
The requested disclosure has been added to the Proxy Statement. Please see, e.g., “Special Factors—Recommendation of the Special Committee of the Board” and “Special Factors—Recommendation of the Presidential Board.”
11.	Disclose why you chose to undertake the going private transaction at this time. See Item 1013(c) of Regulation M-A.
Please see “Special Factors—Background,” particularly paragraph four thereof, as well as “Special Factors—Reasons for the Liquidation.”
12.	Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.
Please see the revised disclosure under “Summary Term Sheet—Required Vote” and the information under “Special Factors—Provisions for Unaffiliated Stockholders; Unavailability of Appraisal or Dissenters’ Rights” in the Proxy Statement.
13.	You must present prominently, in a “Special Factors” section in the front of your proxy statement, the information required by Items 7, 8 and 9 of Schedule 13E-3. Please revise your document accordingly. See Rule 13e-3(e)(1)(ii).
Please see “Special Factors” in the Proxy Statement.
Summary, page 1
14.	Your summary term sheet must be in bullet point format and cross-reference a more detailed discussion contained elsewhere in the proxy statement. Revise your summary accordingly. See Item 1001 of Regulation M-A.
Please see the “Summary Term Sheet” in the Proxy Statement.
15.	Under the caption “Total Distributions,” please disclose that the final distributions may be an amount from $0 to $2.25 per share or higher, depending on the proceeds from the sales of your assets and the liabilities that must be paid by the company or liquidating trust.
Please see the revised disclosure under “Summary Term Sheet—Expected Distributions” and “Special Factors—Expected Distributions—Timing and Amount.”

David L. Orlic
December 6, 2010
Page Five
The Plan of Liquidation Proposal, page 1
16.	Please revise your document to include the price at which you have listed the Mapletree Industrial Center for sale.
Please see the revised disclosure under “Special Factors—Steps Taken Consistent with the Plan of Liquidation.”
Cautionary Notice Regarding Forward-Looking Statements, page 12
17.	You have referred to the Private Securities Litigation Reform Act of 1995 in connection with disclosure regarding forward-looking statements. The safe harbor established by that Act is inapplicable to statements made in connection with a going private transaction. See Section 21E(b)(1)(E) of the Exchange Act. Revise your disclosure accordingly.
Please see the revised “Cautionary Notice Regarding Forward-Looking Statements” in the Proxy Statement.
Background, page 16
18.	Please disclose the asset valuation models and liquidation scenarios you refer to in this section.
Please see the revised disclosure under “Special Factors—Expected Distributions—Calculation of Estimated Distributions.” The Company’s calculation of the funds available to be distributed is simply expected net sales proceeds less expected expenses and operating losses during the liquidation period. The expected expenses are set forth in the Proxy Statement, are reasonably known and not subject to significant change. The calculation of expected sales prices is based on market conditions in the various markets for the Company’s assets, which conditions, as disclosed in the Proxy Statement, are difficult. The Company has a limited number of assets. It has disclosed the information publicly available about its assets. However, to disclose the prices at which the Company believes it will ultimately sell its other assets — Las Piedras, Hato Rey and the Consolidated Note — would be anti-competitive and adversely affect the Company’s ability to obtain such prices. In determining the possible sales prices for the Las Piedras and Hato Rey properties and the Consolidated Note, in order not to set expectations too high, the Company used realistic but perhaps conservative estimates of market prices; if those amounts are disclosed, it would be very difficult for the Company to achieve even those prices. Further, the Company has disclosed only a minimum expected distribution because it was not sure it could reliably determine a range of distributions given the variables described in this paragraph. However, the Company has disclosed all the circumstances that would affect the sales prices (e.g., the

David L. Orlic
December 6, 2010
Page Six
disclosure regarding the Consolidated Note in the fourth bullet under “Special Factors—Expected Distributions—Calculation of Estimated Distributions”) as well as its ability to make any of the distributions. As the sales prices are determined by third party market forces and not any of the Filing Persons (and the interests of the Filing Persons in obtaining the best prices for the assets align with those of the unaffiliated stockholders), the Company respectfully argues that it is not required to disclose the full asset valuation models and liquidation scenarios.
Calculation of Estimated Distributions, page 19
19.	Please file as an exhibit to your Schedule TO the 2009 appraisal of the Las Piedras, Puerto Rico property. See Items 12 and 13 of Schedule TO and Item 1015 of Regulation M-A.
None of the Company, any affiliate of the Company or any Filing Person has received an report, opinion or appraisal that is materially related to the Rule 13e-3 transaction, as required by Item 1015 of Regulation M-A. For the purpose of completeness, the Company disclosed that in connection with acquiring the Las Piedras property, it obtained a third party appraisal. This appraisal was solely prepared to assist the Company in preparing its financial statements. The effects of the appraisal have been disclosed by the Company, including in note 4 to the Company’s audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2009. As of the approximate time that the Company expects to mail the Proxy Statement, the appraisal will be nearly two years old. For these reasons, the Company does not believe that it is required to file the Las Piedras 2009 appraisal as an exhibit.
20.	Please disclose the monetary values you have assigned to the Las Piedras, Puerto Rico property, the Consolidated Note, and the net book value of the Hato Rey property.
We have deleted the reference to the net book value of the Hato Rey property; please note that the net book value at September 30, 2010 was actually a negative amount. Please see the revised disclosure in the fifth bullet under “Special Factors—Expected Distributions— Calculation of Estimated Distributions.” Please also see the response to comment 18.
21.	Please confirm that you will file amendments to your Schedule 13E-3 as subsequent steps of this going private transaction occur, as required by Rule 13e-3(d)(2).
The Company confirms that it will file amendments to the Schedule 13E-3 as required by Rule 13e-3(d)(2). Please also see the revised “Cautionary Notice Regarding Forward-Looking Statements” in the Proxy Statement.

David L. Orlic
December 6, 2010
Page Seven
22.	Please include a table to show how you arrived at a per share estimated distribution amount of $2.25 given the disclosure in this section.
Please see the response to comment 18.
Uncertainties Relating to Estimated Distributions, page 20
23.	Please explain the meaning of the defined term “IATG property.”
The reference to the IATG property has been corrected to refer to the Las Piedras, Puerto Rico property. Please note that IATG Puerto Rico, LLC is the name of the entity holding the Las Piedras property.
Modification or Termination of Plan of Liquidation, page 21
24.	Please highlight here or in another appropriate location of the proxy statement your disclosure that security holders will not have an opportunity to vote on matters relating to the modification or termination of the plan of liquidation. Similarly highlight the disclosure in the last sentence of the partial paragraph at the top of page 23.
We have added a reference to the ability of the Company to amend or abandon the Plan of Liquidation under the caption “Proxy Statement” (immediately following the Notice of Annual Meeting of Stockholders”). Please also see “Summary Term Sheet— Amending or Abandoning the Plan of Liquidation.” We have also highlighted the information referenced in your comment. Please note that the proposal itself (as indicated under the caption “Proxy Statement”) also notes that it is subject to the discretion of the Board of Directors.
Liquidating Trust, page 22
25.	Please quantify the savings referenced at the end of the first paragraph of this section.
Please see the revised disclosure under “Special Factors—Liquidating Trust” in the Proxy Statement.
Source of Funds and Expenses of the Proxy Solicitation, page 26
26.	Please disclose the accounting expenses estimated to be incurred in connection with the liquidation, or advise as to why you believe there will not be any such expenses. See Item 1007(c) of Regulation M-A.

David L. Orlic
December 6, 2010
Page Eight
The Company has not incurred any special accounting expenses in connection with seeking approval of the Plan of Liquidation Proposal and currently does not anticipate special accounting expenses relating to implementation of the Plan of Liquidation. The Company expects that it will continue to incur customary accounting expenses for its current operations.
Security Ownership of Certain Beneficial Owners, page 43
27.	We note that Pdl Partnership beneficially owns 44.9% of your Class A common stock and is owned by three of your directors. Please direct us to the Schedule 13D on file with respect to these holdings, or advise us as to why you believe that such a filing is not necessary.
The three principals of Pdl Partnership filed a Schedule 13D on September 6, 1985 with respect to their ownership of shares of Class A common stock under the name of BJV General Partnership, a different New York general partnership. In 1991, the shares of Class A common stock owned by BJV were transferred to Pdl Partnership whose sole business purpose was and is to hold those shares. Neither an amendment to the Schedule 13D nor a new Schedule 13D was filed at that time. Simultaneously with the filing of the revised Proxy Statement and Amendment No. 1 to the Schedule 13e-3, Pdl Partnership is filing Amendment No. 1 to the original Schedule 13D.
Forms of Proxy
28.	Your proxy cards provide that they may be voted on such other matters as may properly come before the meeting. Please provide your analysis as to whether this is consistent with Rule 14a-4(c) under the Exchange Act.
We believe the language in the proxy card is consistent with Rule 14a-4(c) under the Exchange Act as this meeting is an Annual Meeting of Stockholders.
* * * * *

David L. Orlic
December 6, 2010
Page Nine
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 468-8088.
Sincerely,
Nilene R. Evans
cc:     Jeffrey F. Joseph